Exhibit 99.1

Steakholder Foods® Receives First Purchase Order Under Its Commercial Cooperation Agreement with Wyler Farm

Company Expands Premix Revenue Stream with Second Purchase Order in the past month

Rehovot, Israel, Oct. 08, 2024 (GLOBE NEWSWIRE) -- Steakholder Foods Ltd. (Nasdaq: STKH) (the “Company”), a leading innovator in alternative proteins and 3D printing technologies, today announced that it has received its first purchase order from Wyler Farm Ltd. under the commercial cooperation agreement signed in May 2024. This order expands Steakholder Foods’ premix revenue stream to include its proprietary SH™ - Beef premix blend, following the Company’s earlier announcement this month of its first premix revenue stream for its SH™ - Fish premix blend.

The purchase order follows the commercial cooperation agreement between Steakholder Foods and Wyler Farm. Under the terms of this agreement, Steakholder Foods will supply its proprietary SH™ - Beef premix blend for integration into Wyler Farm’s new product line of plant-based meatballs, burgers, and minced beef, scheduled for market introduction no later than early 2025. The initial production phase has begun at Wyler Farm’s facilities and will allow Wyler Farm to fine-tune production processes to ensure the products are ready for a successful market launch. The new product line will be marketed and sold under Wyler Farm’s brand - “Whaat Meat?! by Steakholder” and distributed through Wyler Farm’s established distribution channels.

Arik Kaufman, CEO of Steakholder Foods, said: “We are thrilled to see production at Wyler Farm commencing on schedule, keeping planned product rollout on track no later than early 2025. This first order for our SH™ - Beef premix blend, following our recent SH™ - Fish premix blend orderdemonstrates our ability to generate recurring revenue across multiple products and partners. As these initial commercial deals mature in 2025, we expect to see meaningful revenue growth and increased interest from other potential market participants. We remain focused on expanding our commercial presence in the alternative protein sector and are well-positioned to forge additional collaborations.”

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats and seafood. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

For more information, please visit: https://steakholderfoods.com

Steakholder Foods Ltd. 5 Fikes St., Rehovot 8680500 Israel	contact@steakholderfoods.com +972-73-332-2853

About Wyler Farm

Established in 1994 and recognized as Israel’s largest tofu producer, Wyler Farm embodies the pinnacle of innovation in alternative protein production. The company is deeply committed to sustainability and health, offering a broad spectrum of environmentally friendly and nutritious plant-based products. Wyler Farm’s product line, emphasizing quality, includes their signature homemade tofu, soft texture tofu, and calcium-enriched tofu. Recently, the company launched a new schnitzel tofu product line. These offerings cater to a diverse range of dietary preferences and are distributed across retail chains, restaurants, and catering companies, fulfilling the evolving demands of health-conscious consumers.

For more information, please visit: https://www.wyler.co.il/en/

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:

Maissa Dauriac
Rainier Communications	Steakholder Foods
mdauriac@rainierco.com	Investors@steakholderfoods.com

Tel: +1-818-642-5257

Steakholder Foods Ltd. 5 Fikes St., Rehovot 8680500 Israel	contact@steakholderfoods.com +972-73-332-2853